Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated July 15, 2020

Registration File No. 333-239829

Relating to the

Preliminary Prospectus dated July 13, 2020

Postal Realty Trust, Inc.

Offering of

3,500,000 Shares of

Class A Common Stock

(the “Offering”)

This free writing prospectus relates only to the Offering and should be read together with the preliminary prospectus dated July 13, 2020 (the “Preliminary Prospectus”) relating to the Offering, including the documents incorporated by reference therein, included in the Registration Statement on Form S-11 (File No. 333-239829) (the “Registration Statement”). As used in this pricing term sheet, “Issuer,” “we,” “our” and “us” refer to Postal Realty Trust, Inc. and not to its subsidiaries.

The Registration Statement and the Preliminary Prospectus included therein can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1759774/000121390020017329/fs112020_postalrealty.htm

Issuer:	Postal Realty Trust, Inc., a Maryland corporation.

Ticker / Exchange for Common Stock:	PSTL / The New York Stock Exchange (“NYSE”).

Trade Date:	July 16, 2020.

Expected Settlement Date:	July 20, 2020.

Securities Offered:	Class A Common Stock (the “Securities”).

Number of Securities Offered:	3,500,000 shares

Underwriters’ Option to Purchase Additional Shares:	525,000 shares

Public Offering Price:	$13.00 per share

Use of Proceeds:

After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us, we expect to receive net proceeds from this offering of approximately $42.1 million, or approximately $48.6 million if the underwriters’ option to purchase additional shares is exercised in full.

We intend to contribute the net proceeds of this offering to our operating partnership in exchange for OP units. Our operating partnership intends to use the net proceeds received from us to repay approximately $42.0 million of the outstanding indebtedness under our Credit Facility, to fund acquisitions or for other general corporate purposes.

Amounts repaid under our Credit Facility may be re-borrowed from time to time, subject to the terms of our Credit Facility, and we intend to do so in the future to fund our capital program. The maturity date of our Credit Facility is September 27, 2023. As of March 31, 2020, we had $68.0 million in borrowings outstanding under our Credit Facility and the weighted average interest rate was LIBOR + 1.7%. As of July 10, 2020, we had $72.0 million in borrowings outstanding under our Credit Facility. Borrowings under our Credit Facility were primarily incurred to fund acquisitions.

BMO Capital Markets Corp. is acting as syndication agent under our Credit Facility and affiliates of BMO Capital Markets Corp. and Stifel, Nicolaus & Company, Incorporated are lenders under our Credit Facility and will receive a pro rata portion of the net proceeds used to repay amounts outstanding under our revolving credit facility. See “Underwriting—Other Relationships.”

Pending application of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

Bookrunning Managers:	Jefferies LLC Stifel, Nicolaus & Company, Incorporated BMO Capital Markets Corp. Janney Montgomery Scott LLC

Co-Managers:	D.A. Davidson & Co. Height Capital Markets, LLC B. Riley FBR, Inc. Strategas Securities, LLC

CAPITALIZATION

The following table sets forth (i) our historical capitalization as of March 31, 2020 on an actual basis, (ii) our pro forma capitalization as of March 31, 2020, to give effect to (a) our acquisition of 59 postal properties as described under “Prospectus Summary—Subsequent Real Estate Acquisitions and Related Financings”, and “Prospectus Summary—Recent Developments”, (b) our probable acquisition of 51 postal properties that we expect to acquire in the third and fourth quarter, as described under “Prospectus Summary—Our Acquisition Pipeline”, (c) obtaining an aggregate of approximately $13.5 million of additional secured borrowings after adjusting for debt issuance costs, (d) the repayment of approximately $6.5 million on our Credit Facility and (e) entry into an amendment to the Credit Facility, each subsequent to March 31, 2020, and (iii) on a pro forma as adjusted basis to give effect to the transactions described in the preceding clause and the sale by us of 3,500,000 shares of Class A common stock in this offering at the public offering price of $13.00 per share and the use of net proceeds as set forth in “Use of Proceeds.” You should read this table in conjunction with “Use of Proceeds,” “Selected Historical and Pro Forma Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes appearing in the Preliminary Prospectus.

	As of March 31, 2020 (Unaudited)
	Historical	Pro Forma(1)(2)	Pro Forma As Adjusted
Cash and escrows and reserves	$3,535,806	$3,183,087	$3,319,604
Debt:
Secured borrowings, net	$3,184,519	$16,676,843	$16,676,843
Revolving credit facility	$68,000,000	$86,639,231	$44,639,231
Equity:
Common stock, par value $0.01 per share
Class A, 500,000,000 shares authorized, 5,392,906 shares issued and outstanding (historical and pro forma) and 8,927,589 shares issued and outstanding (pro forma as adjusted)(2)	53,929	54,276	89,276

Class B, 27,206 shares authorized, 27,206 shares issued and outstanding (historical, pro forma and pro forma as adjusted)	272	272	272

Additional paid-in capital	54,187,591	54,187,244	93,772,114
Accumulated deficit	(4,176,857)	(4,176,857)	(4,176,857)
Operating Partnership unitholders’ non-controlling interests	26,007,069	26,007,069	28,523,716
Total equity (deficit)	$76,072,004	$76,072,004	$118,208,521
Total capitalization	$147,256,523	$179,388,078	$179,524,595
____________

(1)      On April 30, 2020, we closed on the acquisition of a 13-building portfolio leased to the USPS in various states for approximately $7.2 million, including closing costs. In connection with the purchase, we obtained $4.5 million of mortgage financing at a fixed interest rate of 4.25%, with interest only for the first 18 months, which resets in November 2026 to the greater of Prime or 4.25%. The financing matures in April 2040. In addition, subsequent to March 31, 2020, we purchased 46 postal properties in individual or other portfolio transactions for approximately $10.6 million. On May 15, 2020, we paid down $0.5 million on the Credit Facility. On June 8, 2020, we obtained $9.2 million of mortgage financing at a fixed interest rate of 4.25% with interest only payable for the first 18 months, which resets in January 2027 to the greater of Prime or 4.25%. The financing matures in June 2040. On June 8, 2020, we paid down $6.0 million on the Credit Facility. On June 25, 2020, we amended the Credit Agreement to revise, among other items, certain definitions and borrowing base calculations to increase available capacity, as well as the restrictive covenant pertaining to Consolidated Tangible Net Worth (as defined in such amendment). Also, assumes $14.7 million of borrowings under the Credit Facility to purchase probable acquisitions as of July 10, 2020.

(2)      Includes shares of Class A common stock to be issued in this offering, 283,265 restricted shares of our Class A common stock granted to our officers, our other employees and our non-employee directors collectively under our equity incentive plan and Alignment of Interest Program through July 10, 2020 and 7,266 shares of Class A common stock issued under the ESPP. Does not include (a) up to 525,000 shares of our Class A common stock issuable upon the exercise of the underwriters’ option to purchase additional shares in full, (b) 751,697 shares of our Class A common stock available for future issuance under our equity incentive plan, (c) 2,640,795 shares of Class A common stock that may be issued, at our option, upon redemption of 2,640,795 OP units, (d) 214,307 shares of Class A common stock that may be issued, at our option, upon redemption of 214,307 OP units that may be exchanged for 214,307 LTIP units, including 41,177 LTIP units issued to Mr. Spodek in lieu of cash compensation, 53,230 LTIP units issued to Mr. Spodek for his 2019 incentive bonus, 13,708 LTIP units granted to Mr. Spodek in March 2020 and 27,365 LTIP units granted to Mr. Spodek in May 2020, (e) 62,096 RSUs issued to certain officers and other employees including 38,672 RSUs subject to performance-based hurdles, (f) 27,206 shares of Class A common stock that may be issuable upon conversion of shares of our Voting Equivalency stock and (g) 92,734 shares of Class A common stock reserved but not purchased under the ESPP.

* * *

The Issuer has filed a registration statement (including a Preliminary Prospectus dated July 13, 2020) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Jefferies LLC, 520 Madison Avenue, 2nd Floor, New York, NY 10022, Attention: Equity Syndicate Prospectus Department, by telephone at (877) 821-7388 or by email at ProspectusDepartment@Jefferies.com; Stifel, Nicolaus & Company, Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attention: Syndicate Department, by fax at (443) 224-1273, or by email at SyndProspectus@stifel.com; BMO Capital Markets Corp., 3 Times Square, 25th Floor, New York, New York 10036, Attention: Syndicate Department, by telephone at (800) 414-3627 or by email at bmoprospectus@bmo.com; and Janney Montgomery Scott LLC at 60 State Street, Boston, MA 02109, Attention: Equity Capital Markets Group, or by email at prospectus@janney.com.

This communication should be read in conjunction with the Preliminary Prospectus. The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.

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